SOL Strategies Secures Institutional Staking Partnership with Netcoins

TORONTO, October 22, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator business, today announced a new institutional staking partnership with Netcoins, a fully regulated Canadian cryptocurrency exchange. Netcoins, a subsidiary of BIGG Digital Assets Inc. (TSXV: BIGG), has selected SOL Strategies as its Solana staking validator partner for retail customer staking services.

Under the partnership, Netcoins will transition its Solana staking operations to SOL Strategies' enterprise-grade validator infrastructure, providing Netcoins' customers with access to enhanced staking yields while maintaining the regulatory compliance and security standards required by Canadian securities regulations.

As a regulated exchange, Netcoins conducted due diligence on validator partners to ensure alignment with regulatory obligations for customer asset protection and operational security.

"Regulated exchanges like Netcoins need industry leading partners who can provide high yielding tech within institutional compliance frameworks," said Andrew McDonald, Chief Operating Officer of SOL Strategies. "We've built our validator operations to meet those dual requirements."

Fraser Matthews, CEO of Netcoins, stated: "Selecting a staking validator partner requires thorough evaluation of technical infrastructure, operational reliability, and institutional credibility. SOL Strategies demonstrated strength across all dimensions. This partnership allows us to deliver improved staking yields to our customers while meeting our regulatory obligations for third-party service provider selection."

The Company operates four validators serving over 15,000 unique wallets, including institutional clients accessible through premier custodians BitGo and Crypto.com, such as Ark Invest's Digital Asset Revolutions Fund, alongside white-label validator partnerships with Pudgy Penguins and Solana Mobile.

About BIGG Digital Assets Inc.

BIGG Digital Assets Inc. (TSXV: BIGG; OTCQB: BBKCF; WKN: A2PS9W) owns, operates, and invests in crypto businesses that support a compliant and safe digital asset ecosystem. BIGG's portfolio includes:

● Netcoins - A regulated Canadian and American crypto trading platform.

● Blockchain Intelligence Group - Blockchain analytics and forensics solutions.

● TerraZero Technologies - Immersive Media, Metaverse and Web3 development.

BIGG believes the future of crypto is secure, compliant, and trusted. Learn more at www.biggdigitalassets.com.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the expected benefits of the partnership with Netcoins, the transition of Netcoins' staking operations to SOL Strategies' validator infrastructure, enhanced staking yields for customers, and future collaboration opportunities between the parties. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.